Filed by Petroleum Geo-Services ASA
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Petroleum Geo-Services ASA
Commission File No.: 001-14614

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

Cautionary Statement Regarding Forward-Looking Information

Certain statements herein contained are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS’ and Veritas’ businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company’s shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS’ and Veritas’ businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS’ and Veritas’ filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management’s Discussion and Analysis section, PGS’ most recent Reports on Form 6-K and Veritas’ most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company (“Caymanco”), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9.  Investors and security holders are urged to read these documents, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents have been posted on PGS’ intranet web site with respect to the transaction and are filed herewith pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934:

•   Introductory Memorandum from Reidar Michaelsen, Chief Executive Officer of PGS

•   Letter from Reidar Michaelsen to employees

•   Frequently Asked Questions

•   Video Script of Reidar Michaelsen's presentation to employees

•   Merger presentation

•   Veritas presentation

PGS and Veritas DGC to merge

November 26: Today marks a new era in the history of PGS. PGS and Veritas have decided to join forces and establish a new major oilfield service company. The complementary strengths of PGS and Veritas will make a substantial competitive player in the marketplace. While this is a merger of equals and will create the second largest company in the geophysical industry, the stock split will be 60/40, with PGS retaining the 60 per cent share of the new company.

The merger process is expected to take approximately four months to complete. During this period, the most vital task for everyone is to maintain focus on current business. For most employees, this means business as usual. This will prevent our competitors from using the transaction as a wedge to seize market share, as well as add to the credibility of the new company among our customers.

“We are entering an exciting new era, which will provide a wealth of opportunities for the company and for you as employees. While many details remain to be worked out before the two companies are fully integrated, I promise that we will do our very utmost to ensure that the process now ahead of us is carried out as smoothly as possible as we progress towards our goal of being a new, strong and unified major player in the market.”

Reidar Michaelsen, CEO

November 27 2001

Dear PGS Employees

Today marks a new era in the history of our company. PGS and Veritas have decided to join forces and establish a new major oilfield service company. The complementary strengths of PGS and Veritas will make a substantial competitive player in the marketplace. While this is a merger of equals and will create the second largest company in the geophysical industry, the stock split will be 60/40, with PGS retaining the 60 per cent share of the new company. Both companies will be represented in the management team of the new company.

The world is going through dramatic changes these days, and neither our personal lives nor our business lives remain unaffected. Our customers are consolidating, and are consequently fewer and bigger. The service companies are getting bigger and competition is toughening. Our own industry consolidates favoring size and the ability to change. To remain competitive, there is a need to move dynamically and to grow larger. It is apparent that size actually does matter in today’s market.

The merger PGS and Veritas announced today puts us in a position to handle future challenges more proactively. There are strong opportunities for synergies between our two companies – financially, business-wise and technology-wise:

•	The new organization will realize competitive advantages through increased economies of scale and more cost-effective operations.

•	Increased capacity and a larger geographical scope will make us strong and flexible.
•	Enhanced resources and capabilities, as well as a sharpened technological profile will enable us to provide our clients with better and more comprehensive solutions than we can today.

•	Our overall balance sheet will be improved.

The new, merged company will enjoy deeper market penetration and a wider geographical scope, serving most of the oil and gas producing regions in the world. Our production/FPSO organization will be eligible for longer-term contracts. The stability and diversity thus offered will provide us with a strong platform for further growth in the seismic and FPSO/production businesses, as well as exploring synergistic opportunities between them.

As previously mentioned, both companies’ leadership will be represented in the management team of the new company. I will be the Chairman. I will also fill the position of co-Chief Executive Officer responsible for the production business and be in charge of further expansion for the company.

Meanwhile, Dave Robson, Veritas’ Chairman and Chief Executive Officer, will become co-Chief Executive Officer, in charge of all seismic business and Vice-Chairman of the board. Dave is a very professional leader who has built Veritas based on honesty and integrity. He is also known for his dedication to people.

The new company will be registered in the Cayman Islands and will apply for stock listings in Oslo, Toronto and New York.

Now starts the meticulous task of working out the practical details of the merger. Integration teams with representatives from both companies will be appointed, with the mandate of addressing the operations of both organizations and finding the optimal integration solutions. In most areas, our two organizations are complementary. However, where duplications exist, they will be thoroughly addressed and handled as a part of the upcoming merger process. Please rest assured that while we know that there will be changes, every stone will be turned to find the best solutions both with regards to the future of the company and the future of every individual employee.

Most of us experience change as opportunities, coupled with a degree of uncertainty. During the ten years PGS has been in operation, we have been committed to providing the industry with innovative technology and efficient solutions. In fulfilling that promise, our most important resource has been our employees. This merger will not change that fact. The culture, innovation, entrepreneurship and dedication being one of the major factors of both companies’ success will remain a key ingredient in the new company and our employees’ knowledge and expertise will remain our most important asset.

We will do our utmost to keep you reliably informed along the way. PGS ONLINE will be continuously updated with information, and e-mail and face to face briefings will take place at regular intervals.

The merger process is expected to take approximately four months to complete. During this period, the most vital task for everyone is to maintain focus on our business. For most of you, this means business as usual. As long as you stick to that task, we can prevent our competitors from using the transaction as a wedge to seize market share. Keeping our focus on business during a period of change will also add to the credibility of the new company among our customers.

We are entering an exciting new era, which will provide a wealth of opportunities for the company and for you as employees. While many details remain to be worked out before the two companies are fully integrated, I promise that we will do our very utmost to ensure that the process now ahead of us is carried out as smoothly as possible as we progress towards our goal of being a new, strong and unified major player in the market.

Reidar Michaelsen

Chief Executive Officer, Petroleum Geo Services

Frequently Asked Questions

Why have PGS and Veritas decided to merge?

With the current consolidation trends in the industry, there is a need to be large and dynamic in order to compete. PGS and Veritas have many complementary capabilities. There are synergies financially as well as on the business and technology side that will make the combined resources of PGS and Veritas a very powerful player in the oil and gas market. The transaction will create a strong, viable no 2 company in the seismic industry, better able to compete in the geophysical market and form the platform for again becoming a growth company.

What are the benefits of the merger?

Enhanced geographic coverage, increased capacity, additional resources, deeper market penetration and stronger technology base will provide our customers with better and more comprehensive solutions. The overall balance sheet of the new company will be improved. The combination of production and seismic will add stability and diversity in a way that will provide a strong platform for further growth. Finally, a new company of this size and substance will create many new opportunities for employees.

Will the merger create redundancies?

The two organizations complement each other in many areas. There are, however, some duplications. These will be thoroughly addressed during the merger process. At this stage it is far too early to tell if there will be any redundancies.

Is my job secure?

In the next couple of months there will be little changes to each organization, and business will continue as usual. However, the integration teams that will be established to address practicalities of the merger, will also look at duplications in the two organizations. Most jobs will be secure, but whether there will be redundancies or not is only speculation at this time.

What is the timetable to integrate the two companies?

The merger process will last approximately 4 months. The full integration of the companies will likely take longer and will probably not be in place until the end of next year.

What is the greatest challenge we face during the integration process?

During the merger process it will be critical to achieve the already set business goals in PGS - both for Q4 and next year. Maintaining focus on business as usual will prevent competition from taking advantage of the situation and we create a strong foundation as well as credibility among our customers, for the new company.

Does the merger introduce a significant change in long term strategy for our company?

The merger will open up new and interesting opportunities as a result of wider geographic coverage, increased capacity and resources. However, the merger results in a strengthening of already existing product lines, and the long term strategy of the company will largely remain the same.

When will the company release information regarding changes in leadership?

During the 4 month merger process, the details of the new leadership will be put in place. At this point it is too early to tell exactly when this will be ready. However, the leadership structure and management positions of the new company will be in place well before the end of the 4 month period.

What are the consequences for the PGS Production organization?

Consequences for the PGS Production organization will be minimal.

What will be the name of the new company?

The name of the new company has not been decided yet.

Video Script of Reidar Michaelsen's presentation to employees:

Dear Colleagues and Friends at PGS:

Today marks a new era in the history of the company. As you all know by this time, the two boards of directors in PGS and Veritas decided to join forces and establish a new major oil service company. We are very happy with that decision, and it will give us a lot of good benefits. First of all, a consolidation of the two major players in the seismic industry will create a lot of major synergies. We will develop stronger business systems going forward, and we will also develop a much more cost efficient operation, which will be very important for succeeding in this really tough market at the moment. The merger is a merger between equals. That means that we are basically the same size seismic companies today. We have approximately the same market sizes, and if you look into the way this company is going to be organized in the future, David Robson, the CEO and Chairman of Veritas, he will have responsibility in the capacity of the vice chairman of the combined company, and also he will be the co-CEO of the seismic business with responsibility to do a very successful integration of these two strong seismic companies. He is very well known in the industry. He has a reputation for being straight, honest and very professional, and I really look forward to working with David as a partner within the combined new company. I will be the chairman of the combined company and also be co-CEO with responsibility for the floating production business and also be in charge of developing the company for the future in new areas.

The merged company will allow us to exploit synergies across our current businesses. Seismic will become stronger, and that will benefit the floating production business. We will have more technology to draw from. We will have a stronger library, and that will enable the company to create new Spinnakers going forward, which I believe will be a very important development in the company’s future. Once this integration is over, we are very well positioned to grow the company into a major oilfield service company. We expect the process to take a maximum of four months, and in that time, we will start the integration process. But at the same time, it is very important that we all are working to do a very good job on a day-to-day basis. PGS has a lot of very dedicated people. We are known to be very entrepreneurial. We would like to continue that and combine all our efforts with Veritas in the joint future. So we have very exciting times in front of us, and we should really take this opportunity, all of us, to really develop a winning team, together with Veritas, and make sure that we are making the employees happy, the shareholders happy and the society happy. I would thank you all for doing a good job with PGS and I look forward to working with all of you in the future. Thank you.

# A New Era in the History of PGS

Petroleum Geo-Services

Petroleum
Geo-Services ASA
Veritas
DGC Inc.
VERITAS
PGS and Veritas Join Forces !

# A New Major Oilfield Service Company

Petroleum Geo-Services

- **PGS and Veritas join forces to create a NEW major oilfield service company !**
- **The complementary strengths of PGS and Veritas will make a very competitive company - covering the whole value chain from exploration to production !**

# Altogether Stronger

Petroleum Geo-Services

- **PGS: 1 bill USD revenues**
  - **5,500 employees**
- **Veritas: 477 mill USD revenues**
  - **3,000 employees**

# Main Rationale Behind the Merger

Petroleum Geo-Services

- **Competitive situation:**
  - our customers get bigger and fewer
  - our competitors get bigger and competition toughens
- **Overall debt and financial strength of the new company will be improved.**

# Main Rationale Behind the Merger

Petroleum Geo-Services

- **Merger advantages:**
  - Future challenges can be handled better - there are financial, business and technological synergies:
  - economy of scale - more cost effective operations
  - the new company can utilize the best of technologies
  - our clients will be offered better and more comprehensive solutions - this will open up the possibility for future growth

# The New Company - a "Merger of Equals"

Petroleum Geo-Services

- The transaction is a "merger of equals" that will create a major oilfield service company, including the second largest company in the geophysical industry
- The transaction is based on a 60/40 stock split, with PGS retaining the 60 percent share of the new company
- The new company will be registered in the Cayman Islands and will apply for stock listings in Oslo, New York and Toronto

# Management of the New Company

Petroleum Geo-Services

- Each company's leadership will be represented in the management team of the new company
- Reidar Michaelsen will become Chairman of the new company, co-CEO responsible for the Production/FPSO business and growing the new company further
- Dave Robson, Veritas' chairman and Chief Executive Officer will become co-CEO of the new company, in charge of all seismic business and Vice-Chairman of the Board

# Competitive Advantages of the New Company

Petroleum Geo-Services

- The transaction will create a strong viable no. 2 company in the seismic industry, better able to compete in the geophysical market
- Production Services/FPSO will remain an important part of the new company
- Hence, the new company will be ideally positioned to grow through enhanced geophysical capabilities and through utilization of synergies between seismic and production
- We will be better positioned to create Spinnaker type companies

# Competitive Advantages of the New Company

Petroleum Geo-Services

- **The new company will realize competitive advantages through:**
  - increased economies of scale
  - improved synergies of data acquisition and processing
  - deeper market penetration and enhanced geographical coverage
  - increased capacity
  - more stable and robust business mix through the combination of seismic and production
  - additional resources and financial
  - strengthened technology

# The Merger Process

Petroleum Geo-Services

- We are entering the planning phase to lay out the new company
- Every measure will be taken to provide fast and reliable information to all employees
- A merger information news-bank will be established on PGS ONLiNE and regularly updated with new information to employees
- Information will be provided through PGS ONLiNE, e-mail and face-to-face briefings

# The Merger Process

Petroleum Geo-Services

- **Integrated teams represented by both companies will review different business units and provide recommendations to the management**
- **The merger process is expected to take approximately 4 months to complete, but full integration of the two companies will likely take most of next year**
- **During this process we must focus on doing our job - business as usual !**

# The Way Forward

Petroleum Geo-Services

- **During the integration process every step will be made to ensure a sense of openness and responsiveness towards employees**

- **Maintaining good client relations is important and will create a foundation of credibility for the new company among our customers**

# Maintaining Focus on Business as Usual

Petroleum Geo-Services

- **During the 10 years PGS has been in operation, our employees have been the most valuable resource - and will be so in moving forward in the new company**
- **The combined culture of innovation, entrepreneurship and dedication will be a key ingredient of the new company**
- **During the merger process it is vital to maintain focus on PGS operations and businesses, to prevent competition from using the transaction as a wedge to seize market share**

# Merger Schedule

Petroleum Geo-Services

- PGS and Veritas Boards approval November 26
- Approval from PGS and Veritas general assembly shareholders meetings end March / early April
- Merger expected complete late March-early April 2002
- It is expected that the integration process will continue throughout most of next year.
- Merger is subject to necessary Governmental approvals

# Merger Information

Petroleum Geo-Services

ONLiNE

GATEWAY TO PGS INTRANET SERVICES

WEB.PGS.COM

Information about the merger will be continuously updated on PGS ONLiNE

Opportunity Knocks !

Petroleum Geo-Services

- **The combination of PGS and Veritas will create a substantial new service company, with a unique combination of products and technologies.**

- **We are entering a new era that will open a wealth of opportunities and new challenges for all of us !**

PGS
Petroleum Geo-Services

# WHO ARE VERITAS ?

**WWW.VERITASDGC.COM**

VERITAS
Geophysical Integrity

Land
Seismic
Acquisition

Marine
Acquisition

Data
Processing

Data
Library

**Veritas is a Global Provider of Integrated Geophysical Services, Information and Solutions**

Data
Interpretation

Data
Management

Reservoir
Characterization

Data
Visualization

PGS

# Veritas DGC - Who Are They ?

Petroleum Geo-Services

- **VERITAS DGC**
  - one of the world's leading providers of advanced geophysical technology
  - offers integrated geophysical services, including seismic survey planning and design, seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, data archiving, data management, and extensive non-exclusive seismic data library surveys worldwide.
  - over 36 years of operating experience
  - more than 3,000 employees in 19 countries on six continents
  - revenues of US$477.3 million for fiscal 2001
  - is traded publicly under the ticker symbol 'VTS' on the New York and Toronto Stock Exchanges.

# Veritas organization

Petroleum Geo-Services

Veritas DGC Inc. is the parent company of a family of eight operating divisions that provide a variety of geophysical services and products in selected geographic markets worldwide:

| VERITAS DGC LAND | VERITAS GEOPHYSICAL SERVICES | VERITAS GEOSERVICES LTD. | VERITAS DGC LTD. |
|---|---|---|---|
| Land / Transition Zone Seismic Data Acquisition | Marine Seismic Data Acquisition | Land / Marine Seismic Data Processing, Data Visualization, Geomatics, Data Management | Land / Marine Seismic Data Processing, Marine Data Library, Integrated Data Interpretation & Analysis, Data Visualization, Data Management |
| North & South America, Europe, Africa & Middle East | North & South America, Europe, Africa & Middle East | North & South America | Europe, Africa & Middle East |
| **VERITAS DGC ASIA PACIFIC LTD.** | **VERITAS MARINE SURVEYS** | **VERITAS LAND SURVEYS** | **VERITAS EXPLORATION SERVICES** |
| Marine Data Acquisition; Land / Marine Data Processing; Marine Data Library, Integrated Data Interpretation & Analysis, Data Visualization, Data Management | Non-Exclusive Marine Seismic Data Library | Non-Exclusive Land Seismic Data Library | Reservoir Technologies, Integrated Data Interpretation & Analysis, Data Visualization, (RC)2 Software |
| Southeast Asia & Australia | Offshore North & South America | Onshore North America | North & South America, Europe, Africa & Middle East |

# Veritas Global Presence

Petroleum Geo-Services

11 Major Data Library Markets

4 Data Visualization Centers

17 Data Processing Centers

12 Land Crews 41,000 channels

7 Marine Vessels

*3000 Employees*

# Veritas Land Business

Petroleum Geo-Services

- **Approximately 41,000 recording channels**
- **Up to 19 high tech 3D crews**
- **Focus on large complex 3D surveys in profitable markets**
- **Embrace Arctic Exploration initiatives underway**

# Veritas Marine Business

Petroleum Geo-Services

- Five 3D vessels, two with 12-streamer capacity
- Two 2D vessels
- A third Viking Class vessel is scheduled for delivery in May 2002
- Solid Streamer deployment underway

**Viking Class Vessel**

# Summary Financials - Fiscal Year

Petroleum Geo-Services

| | FY 2000 | FY 2001 | % Change |
|---|---|---|---|
| Revenue | 353.1 | 477.3 | 35% |
| Margin | 112.4 | 140.6 | 25% |
| Margin % | 32% | 29% | - |
| PBT | 11.4 | 38.3 | 360% |
| PAT | 6.4 | 22.5 | 357% |
| EPS | .23 | .71 | 515% |

* FY02 Guidance is $1.00 - $1.20 per share